EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Cellco Partnership (d/b/a Verizon Wireless)

(dollars in millions, except ratio data)	Nine Months Ended September 30, 2010
Earnings:
Pretax income from continuing operations	$13,294
Equity in income from unconsolidated entities	(54)
Noncontrolling interests	(217)
Interest expense	299
Portion of rent expense representing interest	463
Amortization of capitalized interest	52
Distributions from unconsolidated entities	38

Earnings, as adjusted	$13,875

Fixed Charges:
Interest expense	$299
Capitalized interest	531
Preferred return requirement of a consolidated subsidiary	—
Portion of rent expense representing interest	463

Fixed charges	$1,293

Ratio of earnings to fixed charges	10.73